October 16,2006

VIA E-MAIL and REGULAR MAIL

Board of Directors
Medirect Latino, Inc.
2101 West Atlantic Boulevard
Suite 101

Pompano Beach, Florida 33069

Attention: Ms. Debra Towsley
Mr. Raymond Talarico Mr. Charles Hansen

Re: Medirect Latino, Inc.

Dear Ms. Towsley and Messrs. Talarico and Hansen:

We hereby resign as directors of Medirect Latino, Inc. effective immediately.

The reasons for our resignations are set forth in the letter from our counsel, Rene V. Murai, to Ms. Towsley and Mr. Talarico dated October 12. Mr. Talarico's response did not give us the necessary assurances that we could effectively discharge our duties as independent directors. It is evident that we have substantial disagreements with Ms. Towsley and Mr. Talarico with respect to the management of the Company.

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Finally, Dr. Julio Pita hereby resigns as corporate spokesman, effective immediately.

Very truly yours,

/s/ Tomas Erban

/s/ Thomas Johansen

/s/ Julio Pita